Item 77M - DWS Enhanced Commodity
Strategy Fund


On April 29, 2011 (the "Effective Date"), DWS
Enhanced Commodity Strategy Fund (the
"Predecessor Fund"), a series of DWS Institutional
Funds, a Massachusetts business trust (Registration
Nos. 033-34079 and 811-06071), was reorganized
into DWS Enhanced Commodity Strategy Fund (the
"Acquiring Fund"), a corresponding newly created
"shell" series of DWS Securities Trust, a
Massachusetts business trust (Registration Nos.
002-36238 and 811-06071). On the Effective Date, all of the assets and liabilities of the Predecessor
Fund were transferred to the Acquiring Fund. With the exception of the differing trust of which it is a series, the Acquiring Fund is substantially similar to its corresponding Predecessor Fund.

All financial and other relevant information for the Predecessor Fund for the six-month period ended
June 30, 2011 is reported on the Form N-SAR filed by the Acquiring Fund for the same period.